Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
INVESTOR FAQ
1.	Why are ProLogis and AMB Property Company merging?

The combination will create the preeminent global owner, operator and developer of industrial real estate and brings together two of the most complementary customer franchises in the sector. We believe the new entity will have the ability to deliver the very best in capabilities, operations and execution to our customers and shareholders while being well positioned to capitalize on the recovering economy and pending growth. The combined portfolio will have an expanded global presence of approximately 600 million square feet (56 million square meters) in 22 countries and will create, what we believe, is a platform for sustainable value creation.

2.	What is involved in the merger process and how long will it take to complete?

The boards of both companies have approved the merger agreement. A Proxy Statement will be mailed to the shareholders of both companies in a few weeks and you will be asked to vote on the merger. If approved, we anticipate the transaction will close in the second quarter of 2011.

3.	Who will lead the combined company?

AMB’s CEO, Hamid Moghadam, and ProLogis’ CEO, Walt Rakowich, will serve as co-CEOs through December 31, 2012, at which time AMB’s CEO will become Chairman and CEO of the combined company and ProLogis’ CEO will retire. We are looking to blend the senior management teams of both companies to provide a seamless transition and ensure the new entity capitalizes on the strengths of both companies. ProLogis’ CEO will oversee the operations and the integration of the two platforms, while AMB’s CEO will be principally responsible for the company’s vision and global strategy.

4.	Will there be a change in dividend policy?

Pre-closing dividends will be coordinated between both companies such that if one set of shareholders receives their dividend for a particular quarter, the other set of shareholder will receive their dividend for such quarter at the same time. The dividend level and timing of the combined company will be determined by its Board.

5.	What will happen to ProLogis’ preferred shares?

There will be no change to ProLogis’ preferred shares prior to the closing of the merger. It is expected that at the time of the closing of the combination, ProLogis’ preferreds will become securities of the new entity. As it does now, the board of the combined company will continue to have the right to call the ProLogis’ Series F and Series G preferred issues with 30 day notice.

6.	Will I need to change stock certificates or contact the transfer agent?

If both ProLogis’ and AMB’s shareholders approve the merger, ProLogis’ shareholders will be required to surrender their shares in a tax-free, no cost exchange for AMB shares. Details on the exchange will be outlined in materials delivered to shareholders relating to the tender. It is the intent that the combined entity trade on the NYSE under the symbol “PLD.”

7.	Who should I contact if I have additional questions? How can I find more information as time goes on?

Press releases will be posted on both companies’ websites at www.prologis.com and www.amb.com. You may also call ProLogis’ investor relations at 800.820.0181 or AMB’s investor relations at 415.394.9000. Additionally, both companies file reports with the Securities and Exchange Commission. Those reports can be accessed on the SEC’s website at www.sec.gov.

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.

AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.